Winners, Inc.

1180 North Town Center Drive

Suite 100 #179

Las Vegas, NV 89144

February 16, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Daniel Morris, Esq.

Re:	Winners, Inc. fka GoooGreen, Inc.
Offering	Statement on Form 1-A

Filed October 28, 2020

File No. 024-11355

Ladies and Gentlemen:

By letter dated November 24, 2020, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Winners, Inc. fka GoooGreen, Inc. (the “Company”) with comments on the Company’s Offering Statement on Form 1-A, described above.

This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter to the Offering Statement.

The Company has revised the Offering Statement in response to the Staff’s comments in its letter and pursuant to a subsequent telephone call with our counsel, and is concurrently filing Amendment No 1.

Form 1-A Filed October 28, 2020

Cover Page

1.	Please recalculate the maximum amount of the offering using the high end of the proposed price range. Revise throughout the registration statement, including in your Use of Proceeds, to clarify that the maximum offering amount that could be raised in this offering is $25 million.

COMPANY’S RESPONSE

The maximum offering is $5,000,000. The number of shares issuable will depend on the offering price per share, which is expected to be $0.05 - $.25. The Company believes that the disclosure makes this clear.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Daniel Morris, Esq.

Our Management, page 21

2.	Please revise to ensure that you have disclosed the principal occupations and employment over the last five years of each of your directors and executive officers. Include the name and the principal business of any corporation or other organization at which each person worked.

COMPANY’S RESPONSE

We have revised the disclosure to address the Staff’s comments

Use of Proceeds, page 28

3.	We note there is an outstanding balance of $100,000 related to a Note held by Tiger Trout Puerto Rico LLC. It does not appear this Note is included in the table, Description of Liabilities, or the balance of $1,015,000 that you intend to repay with the proceeds from this offering. If it is your intention to repay this Note please revise your disclosure accordingly, if not please explain.

COMPANY’S RESPONSE

We have included the Tiger Trout note in the table

Description of Notes, page 29

Description of Liabilities, page 29

4.	You disclose that you intend to use the net proceeds from the offering for repayment of notes and payment of outstanding liabilities. If the debt was incurred within the last year, please disclose how the funds were used. See Instruction 6 to Item 504 of Regulation SK. Please also file copies of the note agreements as exhibits to the Form 1-A, or tell us why you are not required to do so.

COMPANY’S RESPONSE

We have disclosed that proceeds from the incurrence of debt have been used principally for working capital to develop the service including for payment to consultants and other service providers.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Daniel Morris, Esq.

Determination of Offering Price, page 30

5.	Refer to the final sentence of this section. The percentage of your total common stock that will be comprised by the offered shares, assuming the offering is fully subscribed, would not appear to depend upon the price at which the shares are offered. Please revise to clarify.

COMPANY’S RESPONSE

The Company believes that the disclosure is clear as the percentage of shares outstanding is based on the assumption that the offering price is $0.05 per share,

Dilution, page 30

6.	We note you provide dilution assuming 100% of the offering is subscribed. Please revise to also provide the amount of dilution assuming 25%, 50% and 75% is subscribed.

COMPANY’S RESPONSE

The document has been revised to reflect each scenario.

7.	Please revise to include the dilution disclosure required by Item 4 of Form 1-A. Include a comparison of the public contribution under the proposed public offering and the effective cash contribution of officers, directors, promoters and affiliated persons.

COMPANY’S RESPONSE

None of the officers, directors, promoters and affiliated persons have paid cash for their securities.

Description of Business, page 33

8.	Please describe in more detail the products and subscription packages you intend to provide, and disclose the anticipated pricing levels for your different subscription packages, or state that you have not yet made a determination as to pricing. Please indicate when you believe you will begin offering such products.

COMPANY’S RESPONSE

The Company does not plan to offer subscription packages at this time and we have deleted references to subscriptions.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Daniel Morris, Esq.

9.	Please revise to disclose the commission percentage that the company’s handicappers have agreed to accept as compensation, and how long they have agreed to provide their services to you at reduced fees. Please also disclose whether you have written agreements in place with each of the independent advisors/consultants and sports handicappers you have listed on pages 43-45, and, if so, please provide a general description of the material terms of the agreements, including the term and termination provisions. If you do not have agreements with such persons, please indicate how, if at all, they are obligated to provide their services to the company.

COMPANY’S RESPONSE

We have disclosed the range of commissions. We have now disclosed the written agreements in place with the independent advisors/consultants and handicappers.

Business Plan Overview, page 34

10.	We note your statement that you have signed television advertising campaigns with major television networks starting in the fall of 2020. Please disclose the material terms of such agreements, including the parties to the agreements and the amount you are obligated to pay under each agreement. Please also disclose whether you have a written agreement in place with Pete Rose to appear in your national advertising campaign.

COMPANY’S RESPONSE

The Company never indicated that it has signed contracts with major networks; rather the agreements are with a national media buyer. The Company has made additional disclosure regarding the arrangements. We have also disclosed that we have a written contract with Pete Rose.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Daniel Morris, Esq.

Liquidity and Capital Resources; Plan of Operations, page 37

11.	You state on page 38 that as of the date of this offering, you have enough money to meet your current monthly obligations through March 2021. However, according to your financial statements, you have no cash on hand. Please revise to state whether you are dependent on this offering to meet your current monthly obligations going forward. If not, please clarify how you intend to meet such obligations.

COMPANY’S RESPONSE

As of December 31, 2020, the Company had $340,268 in total assets, consisting of $218,356 in cash, a $10,412 receivable from stock subscriptions that is expected to be remitted by March 2021, and a $70,000 loan which is expected to be repaid in June 2021.

Financial Statements, page 58

12.	We note disclosure on page 9 indicating that since the Reorganization Agreement was effective after June 30, 2020, the financial statements included are those of GGI. Please explain how you determined this was the appropriate approach. Based on our understanding of the Reorganization Agreement the transaction appears akin to a reverse recapitalization equivalent to the issuance of stock by Vegas Winners, Inc. (a private operating company) for the net monetary assets of GGI (a shell corporation), resulting in the owners and management of Vegas Winners, Inc. having actual or effective voting and operating control of the combined company. As a result of the Reorganization Agreement it appears that you succeeded to substantially all of the business of Vegas Winners, Inc. and that your operations before the succession were insignificant relative to the operations acquired. It therefore appears that Vegas Winners, Inc. is the predecessor, and predecessor audited financial statements required by Part F/S(c)(1)(i) and (ii) of Form 1-A and Rules 8-02 and 8-03 of Regulation S-X should be provided. Please advise. Please also consider revising your discussion and analysis of financial condition and results of operations accordingly. Also, please explain your consideration of providing pro forma information as required by Part F/S(b)(7)(iv) of Form 1-A.

COMPANY’S RESPONSE

After consideration, the Company agrees that the acquisition of Vegas Winners, Inc. is a reverse acquisition and the accounting acquirer is Vegas Winners, Inc. The financial statements now reflect this treatment. Given this is a reverse recapitalization with a public shell corporation, we do not believe that providing proforma information is required considering the historical financial statements are those of the accounting acquirer.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Daniel Morris, Esq.

Statement of Operations, page 61

13.	It appears the weighted average shares outstanding for the six months ended June 30, 2019 and for the year ended December 31, 2019 do not reflect the cancellation of 15.5 million shares as presented in the Statements of Stockholders’ Deficit. Please revise or explain.

COMPANY’S RESPONSE

The updated version of the financial statements has been prepared for the years ended December 31, 2020 and 2019. The statement of stockholders’ deficit reflects the recapitalization to the earliest period presented, which is December 31, 2018. The cancellation of 15,500,000 shares in 2019 has been reflected, therein, as well as in the weighted average share calculation.

Notes to Financial Statements

Note 2 – Going Concern, page 64

14.	We note you disclose that your independent auditors expressed substantial doubt about your ability to continue as a going concern. Please clarify whether management’s evaluation of conditions and events also raised substantial doubt about your ability to continue as a going concern. If so, revise your disclosure to include a statement indicating management has substantial doubt about your ability to continue as a going concern. We refer you to ASC 205-40-50-13.

COMPANY’S RESPONSE

In the revised financial statements, we have included a liquidity, going concern and management’s plans note.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Daniel Morris, Esq.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com.

Sincerely,

Winners Inc.

/s/ Thomas Terwilliger
By Thomas Terwilliger, Chief Executive Officer

cc:	David L. Ficksman